SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
 Under the Securities Exchange Act of 1934

MutualFirst Financial, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

62845B 104

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [X]   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 62845B 104

1)	NAME OF REPORTING PERSON The Mutual Savings Bank Charitable Foundation, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 35-2064221
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 223,831
	7)	SOLE DISPOSITIVE POWER 223,831
	8)	SHARED DISPOSITIVE POWER -0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,831
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.13%
12	TYPE OF REPORTING PERSON CO

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ITEM 1(a)	NAME OF ISSUER: MutualFirst Financial, Inc. (the "Issuer")
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 110 E. Charles Street Muncie, Indiana 47305-2400
ITEM 2(a)	NAMER OF PERSONS FILING: The Mutual Federal Savings Bank Charitable Foundation, Inc. (the "Foundation")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: c/o Mutual Federal Savings Bank 110 E. Charles Street Muncie, Indiana 47305-2400
ITEM 2(c)	CITIZENSHIP: The Foundation is an Indiana-chartered, non-profit domestic corporation and a Section 501(c)(3) tax-exempt organization.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share.
ITEM 2(e)	CUSIP NUMBER 62845B 104

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-(1)(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(I)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
	a)	Amount beneficially owned: 223,831
	b)	Percent of class: 5.13%
	c)	Number of shares as to which the person has:
		i)	Sole power to vote or to direct the vote - None
		ii)	Shared power to vote or to direct the vote - 223,831
Pursuant to the Articles of Incorporation of the Foundation and applicable federal regulations, the directors of the Foundation are required to vote the Foundation's shares of the Issuer on each and every proposal considered by the stockholders of the Issuer in the same ratio as the votes cast by all other stockholders.

		iii)	Sole power to dispose or to direct the disposition of - 223,831
		iv)	Shared power to dispose or to direct the disposition of - None
ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    [    ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CENTRAL PERSON Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.
ITEM 10.	CERTIFICATIONS Not Applicable; this statement is filed pursuant to Section 240.13d-1(d).

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SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	The Mutual Federal Savings Bank Charitable Foundation, Inc.
	By:	/s/ Richard Benson Richard Benson Chairman

End.